EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2006	2005	2004	2003	2002

Earnings:
Net income	$622	$415	$234	$260	$228
Income tax provision	95	50	75	135	118
Interest expense	1,614	1,141	863	852	916

Total earnings (a)	$2,331	$1,606	$1,172	$1,247	$1,262

Fixed charges - interest expense (b)	$1,614	$1,141	$863	$852	$916

Ratio of earnings to fixed charges (a/b)	1.44	1.41	1.36	1.46	1.38